MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

February 15, 2017

VIA EDGAR

Mr. Kenneth Ellington

Mr. Patrick Scott

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:       MainStay Funds Trust (File Nos. 333-160918, 333-215497r and 811-22321) (the “Registrant”)

Dear Messrs. Ellington and Scott:

This letter responds to comments that Mr. Ellington provided telephonically on January 31, 2017 and Mr. Scott provided telephonically on February 3, 2017 regarding the Registration Statement/Proxy Statement on Form N-14 (Securities Act File No. 333-215497) and the Post-Effective Amendment No. 106 to the Registration Statement on Form N-1A (“Amendment”) (Securities Act File No. 333-160918) (SEC Accession No. 0001144204-17-001572 and 0001144204-17-001514, respectively), each filed by the Registrant on January 10, 2017. Any capitalized term used in this response letter but not defined shall have the meaning given to such term in the Amendment and Registration Statement/Proxy Statement.

Amendment

SEC accounting staff comments:

Comment 1:  Filing: Please file an Amendment with the Consent of Independent Registered Accounting Firm.

Response:  The Registrant has made the filing as requested.

Comment 2:  Fees and Expenses of the Fund: Please explain the reference in Footnote 2 to Class A shares since this Class is not included in the Amendment.

Response:  The Registrant’s fee waiver and reimbursement for this Fund is based on the expenses for Class A, and is then applied for the other share classes.

Comment 3:  Example: Please calculate the one-year numbers without the fee waiver/expense reimbursement arrangement unless that arrangement will be in place for at least one year.

Response:  The Registrant confirms this calculation.

SEC examiner comments:

Comment 1: Filing: Please file an Amendment with the legal opinion and any other missing information.

Response:  The Registrant has made the filing as requested.

Comment 2: Fee and expenses of the Fund: Please consider deleting the following narrative text from above the fee and expense table.

This amount may vary depending on the MainStay Fund in which you invest.

Response:  The Registrant has revised this section as requested.

Comment 3: Past Performance: Please clarify the following sentence so that it clearly indicates for which class performance is being shown.

Performance figures for Class I and Class A shares reflect the historical performance of the Institutional shares and Class P shares, respectively, of the Epoch U.S. Large Cap Equity Fund (the predecessor to the Fund, which was subject to a different fee structure, and for which Epoch Investment Partners, Inc. served as investment adviser) for periods prior to November 16, 2009.

Response:  The Registrant has revised this section as requested.

Comment 4: Past Performance: Please note that all fees and expenses must be shown on a gross basis. Please confirm that, where performance has been adjusted, adjustments were made in accordance with the Quest for Value Dual Purpose Fund, Inc. no-action letter (pub. avail. Feb. 28, 1997). For classes that were adjusted for higher expenses, identify the classes and state that the performance would be lower.

Response:  The Registrant has revised this section to delete historical performance based on another class.

Comment 5: Past Performance: In the Fund’s Average Annual Total Returns Table, please include returns for Class I shares.

Response:  The Registrant has revised this section as requested.

Comment 6: Past Performance: Please disclose which share class will be used for the “Return After Taxes on Distributions” and “Return After Taxes on Distributions and Sale of Fund Shares”. Please also re-order the presentation of the performance figures for multiple classes pursuant Form N-1A.

Response: Class I return will be shown. In addition, the Registrant has re-ordered this disclosure as requested.

Comment 7: Compensation to financial intermediary firms: Please consider deleting the following sentence: For additional information about compensation to financial intermediaries, please see the section entitled “Compensation to Financial Intermediary Firms” in the “Shareholder Guide” section starting on page [ ] of the Prospectus.

Response:  The Registrant has deleted this disclosure as requested.

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Comment 8: More About Investment Strategies and Risks: Please delete all Item 9 risks that are not principal risks of the Fund or add corresponding Item 4 disclosure.

Response:  The Registrant has deleted this disclosure as requested.

Comment 9: Shareholder Guide: Please confirm all disclosures required by Item 12 of Form N-1A are included in the Shareholder Guide. Please also consider revising the Shareholder Guide to streamline the disclosure therein and to consolidate all sales charge waiver disclosure so that it appears together. Additionally, please note that all sales charge waiver disclosure that currently appears in the Statement of Additional Information (“SAI”) should be moved to the Prospectus consistent with Items 17(d) and 23(b) of Form N-1A.

Response:  For purposes of the Reorganization, transactions in any share classes that are generally subject to a sales charge will be processed at NAV. As such, no intermediary-specific sales charge waivers are applicable. The Registrant has revised the relevant disclosure accordingly. In addition, the Registrant, in response to this comment, has added headings to create more organized and informative disclosure for shareholders. The Registrant has also moved disclosure regarding sales charge waivers previously found in the SAI to the prospectus in response to this comment. The Registrant respectfully notes that this disclosure has been reviewed by the Staff in connection with prior updates to registration statements filed by registrants in the MainStay Group of Funds and is substantially unchanged. However, the Registrant is continuing to consider this comment in connection with an upcoming amendment to its registration statement and will take steps to further clarify this disclosure and more closely align with the requirements of Item 12(a), to the extent necessary. The Registrant refers the Staff to its response to Comment 26 below.

Comment 10: Shareholder Guide: Please confirm that the following disclosure complies with the requirements of Items 12(a)(5) and 23(a) of Form N-1A.

For additional details regarding the information described in this Shareholder Guide or if you have any questions, please contact your financial adviser or the MainStay Funds by calling toll-free 800-MAINSTAY (624-6782) or by visiting our website at mainstayinvestments.com.

Response:  The Registrant revised this section as requested and has implemented changes in response to this comment.

Comment 11: Shareholder Guide: Before You Invest — Deciding Which Class of Shares To Buy: Please confirm that, consistent with the guidance provided in IM Guidance Update 2016-06 and the requirements of Form N-1A, all sales charges (and any reductions and waivers of sales charges) are disclosed in the Shareholder Guide. Please also include a cross-reference to the section in the Shareholder Guide containing the relevant sales charge disclosure.

Response:  The Registrant has revised this section as requested and refers the Staff to its responses to Comments 9 and 26.

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Comment 12: Shareholder Guide: Information On Sales Charges: “Typical dealer concession as a % of offering price” implies that there is variation. Variations should be disclosed specifically.

Response: The dealer concession is the amount of the sales charge that may be paid by the Fund’s distributor to the dealer, but does not reflect a sales charge variation payable by the shareholder. While the Registrant respectfully declines to make this change as regards to the concession that may be paid by the Fund’s distributor to the dealer, please see its responses to Comments 9, 11 and 26 for its response to the IM Guidance Update 2016-06.

Comment 13: Financial Highlights: Please include financial highlights for at least one existing class.

Response: The Registrant has revised this section as requested.

SAI

Comment 1: Purchases at Net Asset Value: Waivers that are not permitted by Item 17(d) or 23(b) to be disclosed in the SAI should be included in the Prospectus.

Response:  The Registrant has revised this section as requested.

Comment 2: Reduced Sales Charges On Class A And Investor Class Shares: Contingent Deferred Sales Charge, Class A and Investor Class Shares/Contingent Deferred Sales Charge, Class B Shares/Contingent Deferred Sales Charge, Class C Shares: Please consider moving the following disclosure from the section “Sales Charge Reductions and Waivers on Investor Class Shares and Class A Shares” to the Prospectus.

The CDSC on subject Class A and Investor Class shares may be waived for: (i) withdrawals from qualified retirement plans and nonqualified deferred compensation plans resulting from separation of service, loans, hardship withdrawals, Qualified Domestic Relations Orders ("QDROs") and required excess contribution returns pursuant to applicable IRS rules; and Required Minimum Distributions (based on MainStay holdings only) at age 70½ for IRA and 403(b)(7) TSA participants; (ii) withdrawals related to the termination of a retirement plan where no successor plan has been established; (iii) transfers within a retirement plan where the proceeds of the redemption are invested in any guaranteed investment contract written by New York Life or any of its affiliates, transfers to products offered within a retirement plan which uses NYLIM Service Company or an affiliate as the recordkeeper; as well as participant transfers or rollovers from a retirement plan to a MainStay IRA; (iv) required distributions by charitable trusts under Section 664 of the Internal Revenue Code for accounts held directly with a Fund; (v) redemptions following the death of the shareholder or the beneficiary of a living revocable trust or within one year (18 months with respect to the MainStay Short Duration High Yield Fund) following the disability of a shareholder occurring subsequent to the purchase of shares; (vi) redemptions under the Systematic Withdrawal Plan for accounts held directly with the Fund used to pay scheduled monthly premiums on insurance policies issued by New York Life or an affiliate; (vii) continuing, periodic systematic withdrawals within one year of the date of the initial purchase, under the Systematic Withdrawal Plan, up to an annual total of 10% of the value of a shareholder's Class A or Investor Class shares in a Fund; (viii) redemptions by New York Life or any of its affiliates or by accounts managed by New York Life or any of its affiliates; (ix) redemptions effected by registered investment companies by virtue of transactions with a Fund; and (x) redemptions by shareholders of shares purchased with the proceeds of a settlement payment made in connection with the liquidation and dissolution of a limited partnership sponsored by New York Life or one of its affiliates. Class A or Investor Class shares of a Fund that are purchased without an initial front-end sales charge may be exchanged for Class A or Investor Class shares of another MainStay Fund without the imposition of a CDSC, although, upon redemption, CDSCs may apply to the Class A or Investor Class shares that were acquired through an exchange if such shares are redeemed within one year (18 months with respect to the MainStay Short Duration High Yield Fund) of the date of the initial purchase. The CDSC will be applicable to amounts invested pursuant to a right of accumulation or an LOI to the extent that (a) an initial frontend sales charge was not paid at the time of the purchase and (b) any shares so purchased are redeemed within one year (18 months with respect to the MainStay Short Duration High Yield Fund) of the date of purchase.

Response:  The Registrant has moved this section as requested.

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N-14

SEC accounting staff comments:

Comment 1: Q&A: Who will bear the expenses of the Reorganizations and related costs? Please disclose an estimate of the percentage of the Acquired Fund’s portfolio that will be sold in connection with the appointment of Epoch as interim advisor. Please also add this disclosure to the narrative pro formas.

Response:  The Registrant has revised this section as requested.

Comment 2: Q&A: Who will bear the expenses of the Reorganizations and related costs? Please disclose the amount of portfolio transaction costs expected to be generated by these trades that will be paid by New York Life Investments. Please also add this disclosure to the narrative pro formas.

Response:  The Registrant has revised this section as requested.

Comment 3: Q&A: Will the Reorganization create a taxable event? Please disclose the capital gains as per share amounts. Please include the estimated amount of capital gains distributions and the per share amounts in the pro forma financial statements and in the section “Reorganization Expenses and Related Costs.”

Response:  The Registrant has revised this section as requested.

Comment 4: Fee table: Please confirm that the expenses in the fee table are based on the current expenses of the Fund.

Response:  The Registrant confirms that the expenses in the fee tables are based on the current expenses of the fund.

Comment 5: Expense examples: Please confirm that the amounts that appear for Class C shares of the Acquiring Fund in the Example Table are calculated using the correct CDSC amount or correct the numbers as needed.

Response: The Registrant has revised this section as requested.

Comment 6: Pro forma: Please add a scenario of all three funds participating in reorganizations described in the N-14 to the pro forma financial information.

Response: The Registrant has revised this section as requested.

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Comment 7: Pro forma: Please disclose the pro forma adjustments in dollars and basis points that reflect adjustments to annual expenses made to the pro forma combined fund financial information as if the Reorganization had taken place on the first day of the period.

Response: The Registrant has revised these sections as requested.

SEC examiner comments:

Comment 1: Please include the SEC file numbers for the documents that are identified in “Documents Incorporated by Reference, Including Financial Statements.”

Response:  The Registrant has revised this section as requested.

Comment 2: Asset Purchase Agreement among Epoch, ICAP and New York Life Investment Management Holdings LLC: Please provide the Staff additional information, including what assets are being acquired under the Agreement and the significance of the provision that New York Life Investments will recommend Epoch as a subadvisor to the Funds for five years to the extent such recommendation is consistent with New York Life Investments’ fiduciary duties.

Response:  The assets sold consisted of books, records, financial statements, files and other information relating to the Funds and certain managed accounts of ICAP, as well as the performance data and performance track records of the Funds and such managed accounts. The five-year commitment to recommend that Epoch continue as subadvisor was important to Epoch to ensure that New York Life Investments would not capriciously seek to terminate the subadvisory relationship, given the investment Epoch was making in the investment management business, while it was important to New York Life Investments that the commitment expressly acknowledge New York Life Investments’ continuing ability to exercise its fiduciary duties in making recommendations to the Board of Trustees.

Comment 3: Interim subadvisory agreement: Please consider deleting the following in all places:

Approval of the Reorganization will be considered approval of Epoch to manage your Fund for purposes of the Interim Subadvisory Agreement. Therefore, if shareholders of a Fund approve the Reorganization prior to the expiration of the 150 day term of the Interim Subadvisory Agreement, the amount held in the escrow account under the Interim Subadvisory Agreement will be paid to Epoch. If shareholders of the Fund do not approve the Reorganization, Epoch will be paid the lesser of its costs incurred in performing its services under the Interim Subadvisory Agreement or the total amount in the escrow account, plus interest earned.

Response:  The Registrant has revised these sections as requested.

Comment 4: Board considerations: Please include additional information regarding the Board’s considerations and conclusions. Please include information regarding any adverse factors considered by the Board.

Response:  The Registrant has included additional information regarding the Board’s considerations and conclusions. The Registrant confirms that the section entitled “Board Considerations” contains a description of significant factors the Board considered in connection with its determination to approve the Reorganizations, including significant adverse factors.  However, the Registrant notes that, as indicated in this section of the Proxy Statement/Prospectus, the list of factors included therein is a summary of certain factors considered by the Board.   Moreover, as is also indicated, individual Board members may have placed different weights on various factors and assigned different degrees of materiality to various conclusions.

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Comment 5: Board considerations: Please clarify the following since the Acquired Funds have only been subadvised by Epoch since January 9, 2017.

The Funds are both managed by New York Life Investments and subadvised by Epoch.

Response:  The Registrant has revised this section as requested.

Comment 6: Board considerations: Please provide a more fulsome discussion of the Board’s consideration of conflicts of interest, particularly with respect to the Asset Purchase Agreement.

The Board considered the potential conflict of interest on the part of New York Life Investments associated with the Asset Purchase Agreement;

Response:  The Registrant has revised this section as requested.

Comment 7: Board considerations: In the following, please provide additional disclosure regarding the Board’s consideration of expected costs of the Reorganization that would be borne by shareholders following the Reorganization. Additionally, please include disclosure that repositioning after the Reorganization may generate capital gains for shareholders and include the information regarding capital gains that appears earlier in the Board Considerations.

The Board considered that any portfolio turnover that takes place prior and due to the Reorganization would generate direct transaction costs that would be borne by New York Life Investments. The Board also considered that any portfolio turnover that takes place after the Reorganization would generate transaction costs and other expenses that would be borne by the Acquiring Fund, although the Board noted New York Life Investments’ belief that this would not be likely to be significant. The Board observed that any such portfolio turnover would be in addition to the portfolio turnover that would be experienced by the Funds in connection with normal investment operations. The Board also took into consideration representations from New York Life Investments and Epoch that they would seek to institute measures intended to minimize transition costs incurred by the Funds in connection with the Reorganization. The Board also considered potential tax consequences of the Repositioning for shareholders and Epoch and New York Life Investments’ representation to take steps intended to minimize adverse tax consequences for shareholders.

Response: The Registrant has revised this section as requested.

Comment 8: Comparison of Fees and Expenses: Please add disclosure that makes it more explicitly clear what shares current shareholders of the Acquired Funds will receive in the Acquiring Fund following the Reorganizations.

Response: The Registrant has revised this section as requested.

Comment 9: Comparison of Fees and Expenses: Please delete the following as the date is not required to be shown and the fees and expenses should be current.

Fees and expenses of the Funds are as of October 31, 2016.

Response: The Registrant has revised this section as requested.

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Comment 10: Comparison of Fees and Expenses: Please delete the following.

This amount may vary depending on the MainStay Fund in which you invest.

Response: The Registrant has revised this section as requested.

Comment 11: Comparison of Fees and Expenses: Please explain the relevance of the March 25, 2016 management fee in footnote 2.

The management fee for the MainStay Epoch U.S. Equity Yield Fund is as follows: 0.70% on assets up to $500 million; and 0.69% on assets in excess of $500 million. Prior to March 25, 2016, the management fee for the MainStay Epoch U.S. Equity Yield Fund was as follows: 0.80% up to $500 million; and 0.79% in excess of $500 million.

Response: The Registrant notes that on March 25, 2016, the Fund’s management fee was decreased from 0.80% on the first breakpoint for assets up to $500 million to 0.70% (as well as additional changes to the breakpoint schedule). The Registrant believes that this is important information to explain the current effective management fee of the Fund to shareholders.

Comment 12: Comparison of Fees and Expenses: Please update the expiration date of the fee waivers.

Response: The Registrant has revised this section as requested.

Comment 13: Comparison of Fees and Expenses: Please explain the relevance of the March 25, 2016 waiver in footnote 6.

Prior to March 25, 2016, New York Life Investments had contractually agreed to waive fees and/or reimburse expenses of the MainStay Epoch U.S. Equity Yield Fund so that Total Annual Fund Operating Expenses for Class A shares did not exceed 1.24% of its average daily net assets. New York Life Investments applied an equivalent waiver or reimbursement, in an equal number of basis points, to the other share classes. That agreement expires on March 1, 2017.

Response: The Registrant notes that on March 25, 2016, New York Life Investments increased the contractual fee and expense waiver/reimbursement so that total annual fund operating expenses for Class A would not exceed 1.24% to 1.14%. The Registrant believes that this is important information to explain the current fee and expense waiver/reimbursements to shareholders.

Comment 14: Comparison of Fees and Expenses: Please clarify earlier in the section what classes the Acquiring Fund currently offers.

Response: The Registrant has revised this section as requested.

Comment 15: Comparison of Fees and Expenses: Please address which are certain redemptions and certain other qualified purchases in the following.

No initial sales charge applies to investments of $1 million or more (and certain other qualified purchases). However, a contingent deferred sales charge of 1.00% may be imposed on certain redemptions made within one year of the date of purchase on shares that were purchased without an initial sales charge made before January 1, 2017. Effective January 1, 2017, a CDSC of 1.00% may be imposed on certain redemptions made within 24 months of the date of purchase of such shares without an initial sales charge. Please see Appendix D- Shareholder Guide- Information on Sales Charges, beginning on page D-11.

Response: Certain other qualified purchases that may not be subject to the initial sales charge include, for example, purchases by current and former Board members. Those qualified purchases are listed in the Shareholder Guide in the Prospectus. A contingent deferred sales charge of 1.00% is generally imposed on redemptions made within a certain period, except, for example, in cases where there is a qualified distribution from a retirement plan. These contingent deferred sales charge waivers are also listed in the Shareholder Guide in the Prospectus.

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Comment 16: Comparison of Fees and Expenses: Please revise the following footnote.

This Fund does not currently offer Class R1 shares.

Response: The Registrant has revised this section as requested.

Comment 17: Comparison of Fees and Expenses: Please explain why the management fees in the Amendment and the Comparison of Fees and Expenses do not match.

Response: The current management fee of the MainStay Epoch U.S. Equity Yield Fund is 0.70% on assets up to $500 million; and 0.69% on assets in excess of $500 million. The management fee for the MainStay Epoch U.S. Equity Yield Fund after the Reorganization is as follows: 0.70% on assets up to $500 million; 0.68% on assets from $500 million to $1 billion; 0.66% on assets from $1 billion to $2 billion; and 0.65% on assets over $2 billion. The MainStay Epoch U.S. Equity Yield Fund is expected to gain assets as a result of the Reorganization and the Board has approved additional breakpoints to the management fee to take effect after the Reorganization.

Comment 18: Comparison of Fees and Expenses: Example: Please change the following disclosure as indicated.

Example:

The Example is intended to help you compare the cost of investing in the relevant Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares, as indicated below, at the end of those periods. The Example also assumes that your investment has a 5% return each year, and that the Fund’s operating expenses remain the same. The example reflects the contractual fee waiver and/or expense reimbursement arrangement, if applicable, for the current duration of the arrangement only. Although your actual costs may be higher or lower, based on these assumptions your expenses would be:

MainStay Epoch U.S. Equity Yield Fund

Response: The Registrant has revised this section as requested.

Comment 19: Comparison of Purchase, Exchange, Selling Shares and Valuation of Shares: Please clarify which classes of the Acquiring Fund the Acquired Fund shareholders would receive as part of the Reorganizations.

Response: Each Fund offers the following classes of shares: Investor Class, Class A, Class C and Class I. The Equity Fund also offers Class R1, Class R2 and Class R3 shares. The Select Equity Fund also offers Class B, Class R1, Class R2, Class R3 and Class R6 shares. In connection with the Reorganization, the Board authorized the Acquiring Fund to offer Class B, Class R1, Class R2, Class R3 and Class R6 shares so that shareholders of all classes of the Equity Fund and the Select Equity Fund would be able to receive shares in the same share class of the Acquiring Fund upon the Reorganizations. The Registrant notes the specific share classes that apply to each Fund are described in the Fund-specific Proposal, and that additional disclosure has been added in response to Comment 20.

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Comment 20: Information About The Reorganization: General: Please clarify which classes of the Acquiring Fund the Acquired Fund shareholders would receive as part of the Reorganizations.

Response: The Registrant has revised this section as requested.

Comment 21: Past Performance of the Funds: Please note that all fees and expenses must be shown on a gross basis. Please confirm that, where performance has been adjusted, adjustments were made in accordance with the Quest for Value Dual Purpose Fund, Inc. no-action letter (pub. avail. Feb. 28, 1997). For classes that were adjusted for higher expenses, identify the classes and state that the performance would be lower.

Response: The Registrant has revised this section to delete historical performance based on another class.

Comment 22: Past Performance of the Funds: Please disclose all returns for Class I together, Return Before Taxes, Return After Taxes on Distributions and Return After Taxes on Distributions and Sale of Fund Shares. Item 4(b)(2), Instruction 3(c)(iii).

Response: The Registrant has revised this section as requested.

Comment 23: Voting Information: Proxy Solicitor: Please disclose the dollar amount of the proxy soliciting cost.

Response: The Registrant has revised this section as requested.

Comment 24: Voting Information: Vote of Fund Shares by New York Life Investments: Please fill in or delete the bracketed information, if not applicable.

Response: The Registrant has revised this section as requested.

Comment 25: Appendix C: Please identify which fund this applies to. Please clearly indicate which strategies apply to each Fund; if they apply to all, please indicate that.

Response: The Registrant has revised the Appendix in response to the Staff’s comment.

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Comment 26: Appendix D: Please revise to comply with comments recently received from the Staff with respect to the Registrant’s other Rule 485(a) filings.

Response: The Registrant has made changes in response to Staff comments to several recent filings and has, to the extent currently possible, incorporated such changes into this filing. The Registrant expects to make additional conforming changes upon the Fund’s annual update effective February 28, 2017, which will replace the Amendment with regard to the Acquiring Fund. The Registrant refers the Staff to its response to Comment 9 above.

Comment 27: Proxy card: Please add to the body of the proxy statement.

The Proxy Statement for this meeting is available at: [https://www.________.com]

Response: The Registrant has revised this section as requested.

Please contact the undersigned at 201-685-6232 should you have any questions regarding this matter.

Sincerely,

/s/ Yi Chia Kuo

Yi Chia Kuo

Assistant Secretary

cc:      J. Kevin Gao

   Thomas Bogle

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